APS

03018281

Securities and Exchange Commission
Washington, D.C. 20549

SEC MAIL PROCESSING
RECEIVED
MAR 27 2003
WASH. D.C. 187 SECTION

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

PROCESSED
APR 02 2003
THOMSON FINANCIAL

Commission file number 1-9518

1. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

2. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

W:\LEGAL\Dmc\L030478 (11K-2002)\11K-2002.wpd.doc

TOTAL NUMBER OF PAGES: 24
EXHIBIT INDEX ON PAGE: 22

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Progressive Corporation

By: Jeffrey W. Basch
Jeffrey W. Basch
Vice President

March 26, 2003

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

FINANCIAL STATEMENTS

For the Years Ended December 31, 2002, 2001 and 2000

INDEX OF FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors,
The Progressive Corporation:

We have audited the accompanying statement of net assets available for benefits of The Progressive Corporation Executive Deferred Compensation Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Meaden & Moore Ltd.

MEADEN & MOORE, LTD.

March 7, 2003
Cleveland, Ohio

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

THE PROGRESSIVE CORPORATION EXECUTIVE
DEFERRED COMPENSATION PLAN

	December 31 2002	December 31 2001
ASSETS		
Receivables:		
Accrued interest	$ -	$ 6,301
Employer	**5,490,241**	3,091,603
Total Receivables	**5,490,241**	3,097,904
Investments, at fair value:		
Cash	-	1,457
Common Shares of The Progressive Corporation (cost: $3,465,219 and $3,062,643)	**5,215,783**	4,950,340
Other securities (cost: $12,497,062 and $11,681,426)	**12,189,791**	10,946,295
Other investments (cost: $6,144,364 and $3,388,606)	**6,236,400**	3,305,743
Total Investments	**23,641,974**	19,203,835
Total Assets	**29,132,215**	22,301,739
LIABILITIES	-	-
Net Assets Available for Benefits	**$ 29,132,215**	$ 22,301,739

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

THE PROGRESSIVE CORPORATION EXECUTIVE
DEFERRED COMPENSATION PLAN

	Year Ended December 31		
	2002	2001	2000
Additions to Net Assets Attributed to:			
Contributions:			
Employer	**$ 10,019,130**	$ 6,174,361	$ 1,820,142
Net appreciation (depreciation) in the fair value of Common Shares of The Progressive Corporation	**(137,133)**	1,583,651	1,149,372
Net appreciation (depreciation) in the fair value of other securities	**427,860**	(1,256,940)	(2,599,548)
Net appreciation in the fair value of other investments	**174,899**	29,692	57,272
Net realized gains (losses)	**(3,352,331)**	(569,863)	490,486
Dividends	**368,607**	245,027	700,825
Interest	**19**	314	135,899
	(2,518,079)	31,881	(65,694)
Transfer in from merged plan	**-**	-	760,941
Total Additions	**7,501,051**	6,206,242	2,515,389
Deductions from Net Assets Attributed to:			
Benefits paid to participants	**670,575**	2,312,813	2,926,983
Net Increase (Decrease)	**6,830,476**	3,893,429	(411,594)
Net Assets Available for Benefits:			
Beginning of Year	**22,301,739**	18,408,310	18,819,904
End of Year	**$ 29,132,215**	$ 22,301,739	$ 18,408,310

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

December 31, 2002

1. Description of the Plan

The Progressive Corporation Executive Deferred Compensation Plan (the "Plan") became effective January 1, 1995, and is currently maintained pursuant to a 2000 Amendment and Restatement and the first amendment thereto. The Plan permits eligible executives of The Progressive Corporation (the "Company") and its subsidiaries to defer all, or a portion, of their bonuses or other incentive awards payable under certain bonus plans of the Company. Eligible executives include those with bonus targets of at least 35% or other employees designated by the Compensation Committee of the Company's Board of Directors. Plan participation is voluntary. Eligible executives who wish to participate in the Plan must sign an irrevocable deferral agreement specifying the portion of the bonus to be deferred. Participants must sign a different deferral agreement for each bonus or other incentive award prior to the year in which the bonus or incentive award relates. Beginning December 1, 2000, participants may transfer their fund balances on a daily basis limited to two transfers per quarter. Prior to this date, participants were able to transfer their fund balances on a quarterly basis, transfer elections had to be in writing and received by the Plan administrator no later than the tenth day of the second month after the close of the quarter and the transfer election became effective on the fifteenth day of the second month following the close of a quarter.

The Plan is intended to be an unfunded plan providing benefits for a select group of management and highly compensated employees for the purposes of the Employee Retirement Income Security Act of 1974 ("ERISA") and is, therefore, exempt from certain ERISA requirements.

A deferral account is established for all deferrals that relate to the same payout date. The account is credited with an amount equal to the initial amounts deferred as of the date such amounts otherwise would have been paid to the participant in cash. All amounts initially credited to each account will be deemed to be invested in the investment fund selected by the participant. The gains or losses of each investment fund are allocated among the appropriate accounts based on the proportion each participant's account balance bears to the total account balances for all participants. Each participant's benefit at any date is equal to the value of his/her account as of that date.

All deferrals credited to a deferral account, will be deemed to be invested in one or more of the investment funds available under the Plan, based on the participant's investment election. Investment funds include Common Shares of the Company, a money market fund, and several stock and bond mutual funds. Beginning December 1, 2000, all contributions to the trust, maintained in conjunction with the plan, are made in cash. Prior to this date, Company Common Shares were contributed in-kind. Income from each fund is deemed to be reinvested in the fund that produced the income.

1. Description of the Plan, Continued

The investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants. No participant has any rights or interests in any particular funds, securities or property of the Company or the trust described in Note 6, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election. Each deferral account, however, shall be credited or charged in accordance with the Plan with gains and losses as if the participant in fact had made a corresponding actual investment.

The balance of each deferral account will be distributed to the participant upon the earlier of death, termination of employment, change in control of the Company or the date on which any fixed deferral period elected by the participant expires. Distribution may also be made with the consent of the Plan committee, if the participant becomes disabled. Participants desiring to elect a fixed deferral period, which coincides with the attainment of ages specified by the plan, must do so irrevocably at the time the deferral agreement is signed. Distributions made on account of the participant's death, termination of the Plan or change in control of the Company will be paid in a lump sum. Distributions made on account of the participant's termination of employment or expiration of a fixed deferral period will be paid in either a lump sum, in three, five or ten annual installments, as elected by the participant. Distributions made on account of disability will be paid in either a lump sum or installments as determined by the Plan committee. All distributions will be made in cash, except that distributions representing amounts invested in the Company's Common Shares will be made in Common Shares.

Participants may elect to withdraw their entire Plan account balances at any time, less a 10% withdrawal penalty. The withdrawal amount will generally be paid in a lump sum. Following the receipt of a withdrawal payment, the participant will no longer be eligible to participate in the Plan.

The above description is provided for informational purposes. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

2. Summary of Significant Accounting Policies

General:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies, Continued

Investment Valuation:

The investment in Common Shares of the Company is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the stock, bond and money market funds are valued at market. Market values for these mutual funds were determined by quoted prices, which represent the net asset value of shares held by the Plan at year-end.

Investment securities are exposed to various risks such as interest rate, market, and credit risks. Market values of securities fluctuate based on the magnitude of changing market conditions; significant changes in market conditions could materially affect Plan investments.

Other:

Investment transactions are recorded on a trade date basis.

Realized gains and losses on the sale or distribution of securities are determined based on the average cost of the securities sold.

Dividend income is recorded on the ex-dividend date. Interest and other investment income are recorded as earned on the accrual basis.

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses of the Plan.

3. Participant Accounts

On November 8, 2002, Fidelity Management Trust Company assumed recordkeeping responsibilities for the Plan from American Express Trust Company. In connection with this change, the investment options for the Plan were changed except that PIMCO Total Return Fund (Admin), FMA Small Company Portfolio, Janus Worldwide Fund and The Progressive Stock Fund remained as investment choices.

Participant balances for The Progressive Stock Fund were maintained in shares as of December 31, 2002, and units as of December 31, 2001. Participant balances for all other funds were maintained in units. Unit values are determined on a periodic basis. The total number of shares/units and share/unit values as of December 31, 2002 and 2001, by fund, were as follows:

Investment Options	Total Number of Shares/Units	Net Asset Share or Unit Value
2002		
Fidelity Retirement Money Market Fund	1,606,403.320	1.000
PIMCO Total Return Fund (Admin)	330,080.594	10.67
Oakmark Equity and Income Fund	61,591.855	17.99
Vanguard Institutional Index Fund	67,451.677	80.45
Washington Mutual Investors Fund-Class A	33,180.204	23.51
FMA Small Company Portfolio	72,237.182	16.18
Fidelity Dividend Growth Fund	119,521.095	22.32
Fidelity Mid-Cap Stock Fund	19,699.387	16.26
Wasatch Small Cap Growth Fund	3,183.978	26.04
Fidelity Diversified International Fund	76,082.344	17.16
Janus Worldwide Fund	13,630.002	32.13
The Progressive Stock Fund	105,093.347	49.63
2001		
AXP Cash Management Fund (Y)	747,354.660	1.000
PIMCO Total Return Fund (Admin)	167,740.765	10.460
INVESCO Total Return Fund	32,139.935	25.010
American Century Income & Growth Fund	25,064.325	27.330
Vanguard Index Trust 500 Portfolio	51,606.450	105.890
Janus Overseas Fund	67,274.296	20.300
Janus Worldwide Fund	12,605.314	43.840
UAM FMA Small Company Fund	53,431.332	18.510
AXP New Dimensions Fund (Y)	69,013.672	24.580
INVESCO Dynamics Fund	12,117.100	15.930
The Progressive Stock Fund	346,631.564	14.275

NOTES TO FINANCIAL STATEMENTS

4. Investment Programs

At December 31, 2002 and 2001, there were 78 Plan participants with contributions in one or more of the following funds:

Investment Options	Number of Participants
2002	
Fidelity Retirement Money Market Fund	37
PIMCO Total Return Fund (Admin)	32
Oakmark Equity and Income Fund	33
Vanguard Institutional Index Fund	57
Washington Mutual Investors Fund-Class A	30
FMA Small Company Portfolio	35
Fidelity Dividend Growth Fund	32
Fidelity Mid-Cap Stock Fund	25
Wasatch Small Cap Growth Fund	8
Fidelity Diversified International Fund	34
Janus Worldwide Fund	25
The Progressive Stock Fund	29
2001	
AXP Cash Management Fund (Y)	36
PIMCO Total Return Fund (Admin)	21
INVESCO Total Return Fund	19
American Century Income & Growth Fund	24
Vanguard Index Trust 500 Portfolio	58
Janus Overseas Fund	33
Janus Worldwide Fund	26
UAM FMA Small Company Fund	28
AXP New Dimensions Fund (Y)	30
INVESCO Dynamics Fund	20
The Progressive Stock Fund	29

The total number of participants in the Plan is less than the sum of the number of participants shown above because many were participating in more than one fund.

4. Investment Programs, Continued

A brief description of the preceding investment options is as follows:

Fidelity Retirement Money Market Fund

The Fund Invests in U.S. dollar denominated money market securities and repurchase agreements for those securities, and may enter into reverse repurchase agreements. The Fund also invests more than 25% of total assets in the financial services industry. The Fund seeks to provide as high a level of current income that is consistent with the preservation of capital and liquidity (seeks to preserve the value of your investment at $1.00 per share).

PIMCO Total Return Fund (Admin)

The Fund is an intermediate maturity bond portfolio, which seeks maximum current income and price appreciation, consistent with preservation of capital and prudent investment management. The Fund seeks to consistently add value, while maintaining an overall risk level similar to the Lehman Aggregate Bond Index. This Fund uses all major sectors of the bond market (corporate debt or securities issued by the U.S. government) while managing the fund's duration within a range of three to six years. This tends to provide higher yields than short-term bond funds, but with a higher potential for share price fluctuations due to changes in interest rates.

Oakmark Equity and Income Fund

The Oakmark Equity and Income Fund is a balanced mutual fund that seeks to provide high current income and preservation of capital. The Fund invests Primarily in a diversified portfolio of U.S. equity and fixed-income securities. The Fund invests approximately 50-75% of its total assets in equity securities, including securities convertible into equity securities, 25-50% of its assets in U.S. government securities and debt securities rated at time of purchase within the two highest grades assigned by Moody's Investors Service, Inc. or Standard and Poor's Corporation, and up to 20% in unrated or lower rated debt securities (which involves greater risk). The Fund searches for companies selling at a discount as compared with their true underlying value.

Vanguard Institutional Index Fund

The objective of the Vanguard Institutional Index Fund is to provide the potential for long-term growth of capital and dividend income by matching the performance and risk of the S&P 500 Index. The Fund invests in all stocks in the S&P 500 Index in approximately the same proportion as they are represented in the index.

4. Investment Programs, Continued

Washington Mutual Investors Fund – Class A

The Washington Mutual Investors Fund is a growth and income mutual fund that seeks to produce current income and to provide an opportunity for growth. The Fund invests primarily in common stocks. The fund must be fully invested (95%) in the stocks of U.S. companies that meet the fund's "eligible list" criteria, which include specific guidelines for return of capital, financial strength, and dividend payment. The "eligible list" requirements are based on standards originally established by the U.S. District Court for the investment of trust funds in the District of Columbia.

FMA Small Company Portfolio

The Fund seeks to provide maximum, long-term total return consistent with reasonable risk to principal by investing primarily in common stocks of smaller companies in terms of revenue and/or market capitalizations. Dividend income is incidental. This Fund holds stock of about 50 small U.S. companies. The average stock market capitalization of the companies included in this fund is about $850 million. During 2002, the fund changed its name from UAM FMA Small Company Fund to FMA Small Company Portfolio.

Fidelity Dividend Growth Fund

The Fidelity Dividend Growth Fund is a growth mutual fund that seeks to provide capital appreciation. The Fund normally invests primarily in common stocks. Normally the Fund invests at least 80% of total assets in companies that FMR believes have the potential for dividend growth by either increasing dividends or by commencing dividends, if none are currently paid. The Fund may invest in securities of domestic and foreign issuers.

Fidelity Mid-Cap Stock Fund

The Fidelity Mid-Cap Stock Fund is A growth mutual fund that seeks to provide a long-term growth of capital. The Fund normally invests at least 80% of total assets in common stocks of companies with medium market capitalizations (those with market capitalizations similar to companies in the S&P MidCap 400® Index). The Fund may potentially invest in companies with smaller or larger market capitalizations. Investments in mid-sized companies may involve greater risks than those of larger, more well-known companies, but may be less volatile than investments in smaller companies. The Fund may invest in securities of domestic and foreign issuers. If you sell any of your shares after holding them for less than 30 days, the Fund will deduct a short-term trading fee from your account equal to 0.75% of the value of the shares sold.

4. Investment Programs, Continued

Wasatch Small Cap Growth Fund

The Wasatch Small Cap Growth Fund is a growth mutual fund that seeks to provide long-term capital growth. Income is a secondary objective, but only when consistent with long term growth of capital. The Fund invests primarily in the common stocks of companies with market capitalizations of less than $1.5 billion at the time of purchase. The Fund's manager uses a "bottom-up" fundamental analysis to identify individual companies that it believes have superior growth prospects. Analysis includes studying a company's financial statements, making onsite visits and meeting with top management to evaluate such factors as potential for: increasing earnings per share; gaining market share; expanding operating margins; sustainable competitive advantage; and capitalizing on favorable long term trends. Stocks of small companies may lack the financial resources, product diversification and competitive strengths of larger companies.

Fidelity Diversified International Fund

This Fund invests primarily in foreign securities. It normally invests primarily in common stocks. Foreign investments, especially those in emerging markets, involve greater risks and may offer greater potential returns than U.S. investments. These risks include political and economic uncertainties of foreign countries, as well as the risk of currency fluctuations. If you sell your shares after holding them for less than 30 days, the Fund will deduct a short-term trading fee from your account equal to 1.00% of the value of the shares sold. Share price and return will vary.

Janus Worldwide Fund

Janus Worldwide is a diversified fund that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic companies. The investment objective of this fund is long-term growth of capital in a manner consistent with the preservation of capital. The Fund has the flexibility to invest on a worldwide basis in companies and organizations of any size, regardless of country, organization, or place of principal business activity. Janus Worldwide Fund normally invests in issuers from at least five different countries, including the United States. The Fund may at times invest in fewer than five countries or even a single country.

The Progressive Stock Fund

Funds are invested in Common Shares of The Progressive Corporation. The primary objective of Company Common Shares is to provide long-term capital appreciation. The Company declared a three for one stock split in the form of a stock dividend, payable on April 22, 2002, to shareholders' of record at the close of business on April 1, 2002.

4. Investment Programs, Continued

AXP Cash Management Fund (Y)

The Fund is invested in high-quality money market instruments that mature in 13 months or less. This Fund's goal is to provide maximum current income consistent with liquidity and stability of principal (that is, to preserve the value of the original investment at $1.00 per share). It invests in short-term securities such as negotiable certificates of deposit ("CDs"), bankers' acceptances, commercial paper, fixed-time deposits and letters of credit of U.S. Banks and their branches (foreign and domestic), CDs issued by savings and loans and CDs (Eurodollars) of foreign banks issued outside the U.S. It also invests in the marketable securities issued or guaranteed as to principal and interest by the U.S. Government, its agencies or instrumentalities.

INVESCO Total Return Fund

The Fund seeks to achieve a high total return on investment through capital appreciation and current income by investing in a combination of equity securities and fixed-income securities. Equity securities are chosen using a value-oriented strategy, which emphasizes a company's consistent dividend history and solid, current financial situation. The income side of the portfolio typically consists of higher quality, long or intermediate term debt obligations, such as U.S. Treasury notes and bonds. This flexible investment policy results in fund holdings given to moderate price volatility, while seeking appreciation plus income.

American Century Income & Growth Fund

American Century Income & Growth Fund seeks dividend growth, current income, and capital appreciation. The Fund invests primarily in common stocks selected from a universe of the 1,500 largest companies traded in the United States. Management employs optimization models to construct a portfolio with a goal to provide a total return and a dividend yield to exceed those of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index).

Vanguard Index Trust 500 Portfolio

The objective of the Vanguard Index Trust 500 Portfolio Fund is to provide investment results that correspond to the price and yield performance of publicity traded stocks, in the aggregate, as represented by the S&P 500 Index. Funds are invested in all stocks included in the S&P 500 Index in approximately the same proportions as they are represented in the S&P 500 Index.

Janus Overseas Fund

The Fund seeks long-term growth of capital by investing primarily in common stocks of issuers outside the United States. The Fund normally invests at least 65% of assets in securities of issuers from at least five different countries, excluding the United States.

4. Investment Programs, Continued

AXP New Dimensions Fund (Y)

The Fund seeks long-term growth of capital by investing in a portfolio of primarily domestic stocks with significant growth potential due to superiority in technology, marketing or management. The portfolio frequently changes its industry mix. Dividend income is incidental. This Fund holds stock of about 100 large companies. The average stock market capitalization of the companies included in this fund is from $25 billion to $50 billion.

INVESCO Dynamics Fund

The Fund is actively and aggressively managed to seek appreciation of capital. Most of its investments are in U.S. common stocks, but the Fund has the flexibility to invest in other types of securities. Dividend income is incidental. This Fund holds stocks of about 110 mid-cap companies. The average stock market capitalization of the companies included in the fund is $5.2 billion.

5. Investments

The Plan's investments and unrealized appreciation (depreciation) at December 31, 2002 and 2001, were as follows:

	Number of Shares/Units	Cost	Fair Value	Unrealized Appreciation (Depreciation)
2002				
Common Shares				
The Progressive Corporation	105,093.347	$3,465,219	$5,215,783	$ 1,750,564
Other Securities				
Fidelity Mid-Cap Stock Fund	19,699.387	324,470	320,312	(4,158)
Fidelity Dividend Growth Fund	119,521.095	2,743,952	2,667,711	(76,241)
FMA Small Company Portfolio	72,237.182	1,134,363	1,168,798	34,435
Janus Worldwide Fund	13,630.002	571,960	437,932	(134,028)
Fidelity Diversified International Fund	76,082.344	1,306,404	1,305,573	(831)
Vanguard Institutional Index Fund	67,451.677	5,548,934	5,426,487	(122,447)
Washington Mutual Investors Fund-Class A	33,180.204	781,258	780,067	(1,191)
Wasatch Small Cap Growth Fund	3,183.978	85,721	82,911	(2,810)
		12,497,062	12,189,791	(307,271)
Other Investments				
Oakmark Equity and Income Fund	61,591.855	1,106,268	1,108,037	1,769
PIMCO Total Return Fund (Admin)	330,080.594	3,431,693	3,521,960	90,267
Fidelity Retirement Money Market	1,606,403.320	1,606,403	1,606,403	-
		6,144,364	6,236,400	92,036
Total Assets Held for Investment		$ 22,106,645	$ 23,641,974	$ 1,535,329
2001				
Common Shares				
The Progressive Corporation	33,157.000	$3,062,643	$4,950,340	$1,887,697
Other Securities				
INVESCO Dynamics Fund	12,117.100	239,300	193,025	(46,275)
AXP New Dimensions Fund (Y)	69,013.672	1,915,096	1,696,356	(218,740)
UAM FMA Small Company Fund	53,431.332	801,854	989,014	187,160
Janus Worldwide Fund	12,605.314	631,507	552,617	(78,890)
Janus Overseas Fund	67,274.296	1,569,238	1,365,668	(203,570)
Vanguard Index Trust 500 Portfolio	51,606.450	5,786,312	5,464,607	(321,705)
American Century Income & Growth Fund	25,064.325	738,119	685,008	(53,111)
		11,681,426	10,946,295	(735,131)
Other Investments				
INVESCO Total Return Fund	32,139.935	921,355	803,820	(117,535)
PIMCO Total Return Fund (Admin)	167,740.765	1,719,896	1,754,568	34,672
AXP Cash Management Fund (Y)	747,354.660	747,355	747,355	-
		3,388,606	3,305,743	(82,863)
Total Assets Held for Investment		$ 18,132,675	$ 19,202,378	$ 1,069,703

5. Investments, Continued

The Plan's net realized gains and losses were as follows:

	Aggregate Proceeds	Cost	Net Realized Gains (Losses)
2002			
AXP Cash Management Fund (Y)	$1,232,785	$1,232,785	$ -
Fidelity Retirement Money Market Fund	303	303	-
PIMCO Total Return Fund (Admin)	362,036	357,453	4,583
INVESCO Total Return Fund	807,870	1,037,064	(229,194)
American Century Income & Growth Fund	641,547	814,873	(173,326)
Vanguard Index Trust 500 Portfolio	5,016,607	6,593,289	(1,576,682)
Janus Overseas Fund	1,174,335	1,694,632	(520,297)
Janus Worldwide Fund	230,386	324,658	(94,272)
Fidelity Dividend Growth Fund	2,500	2,388	112
FMA Small Company Portfolio	17,596	18,366	(770)
AXP New Dimensions Fund (Y)	2,683,908	3,440,373	(756,465)
INVESCO Dynamics Fund	219,523	347,447	(127,924)
The Progressive Stock Fund	289,721	167,817	121,904
Total Net Realized Gains (Losses)	$ 12,679,117	$ 16,031,448	$(3,352,331)
2001			
AXP Cash Management Fund (Y)	$ 841,183	$ 841,183	$ -
PIMCO Total Return Fund (Admin)	59,828	84,312	(24,484)
INVESCO Total Return Fund	36,790	67,220	(30,430)
American Century Income & Growth Fund	14,413	12,465	1,948
Vanguard Index Trust 500 Portfolio	142,905	196,235	(53,330)
Janus Overseas Fund	299,108	276,052	23,056
Janus Worldwide Fund	60,545	93,245	(32,700)
UAM FMA Small Company Fund	17,699	20,268	(2,569)
AXP New Dimensions Fund (Y)	1,094,270	1,679,153	(584,883)
INVESCO Dynamics Fund	12,022	20,042	(8,020)
The Progressive Stock Fund	1,890,371	1,748,822	141,549
Total Net Realized Gains (Losses)	$ 4,469,134	$ 5,038,997	$ (569,863)
2000			
AXP Cash Management Fund (Y)	$ 6,999	$ 6,999	$ -
PIMCO Total Return Fund (Admin)	492,804	525,827	(33,023)
INVESCO Total Return Fund	476,313	543,560	(67,247)
American Century Income & Growth Fund	194,041	185,748	8,293
Vanguard Index Trust 500 Portfolio	753,435	636,749	116,686
Janus Overseas Fund	1,319,231	831,859	487,372
Janus Worldwide Fund	133,650	96,763	36,887
UAM FMA Small Company Fund	117,850	114,815	3,035
AXP New Dimensions Fund (Y)	68,100	56,983	11,117
INVESCO Dynamics Fund	36,105	26,718	9,387
The Progressive Stock Fund	257,023	339,044	(82,021)
Total Net Realized Gains	$ 3,855,551	$ 3,365,065	$ 490,486

6. Trust

The Company maintains a Trust to provide a source of funds to assist the Company in meeting its obligations under the Plan. The Trust is irrevocable. The Company is required to make annual deposits to the Trust to the extent necessary to insure that the value of all Trust assets is sufficient to pay all Plan obligations as of the close of each Plan year. The Trustee is required to hold all Trust assets exclusively for the benefit of the Plan's participants and beneficiaries and general creditors of the Company and its participating subsidiaries.

The rights of participants and their beneficiaries under the Plan are merely unsecured contractual rights against the Company and its participating subsidiaries. Participants and beneficiaries have no preferred claim on, or any beneficial ownership interest in, any assets of the Trust. All assets of the Trust are subject to the claims of the general creditors of the Company and its participating subsidiaries under federal and state law, should the Company and its participating subsidiaries become unable to pay their debts as they become due or become subject to Federal bankruptcy proceedings.

7. Related Party

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and along with FMR Co. is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

Similarly, certain Plan investment choices were AXP mutual funds managed by American Express Financial Corporation (AEFC). Fidelity Management Trust Company (FMTC) is the current trustee and American Express Trust Company (AETC) is the former trustee for the Plan. Since FMR Co. and FMTC are both subsidiaries of FMR Corp. and AETC is a wholly owned subsidiary of AEFC, these transactions qualify as related party transactions. The Plan paid no fees in 2002 or 2001 for investment management or Trust services.

8. Administration of the Plan

The Plan is administered by a Committee consisting of not less than three members of the Company's Board of Directors, all of whom serve on the Committee at the pleasure of the Board. The Committee has full power to administer the Plan, including, but not limited to, the authority to make and enforce rules and regulations, to interpret the Plan's provisions, to compute amounts payable under the Plan and to authorize disbursements from the Plan and the Trust.

Certain administrative functions are performed by employees of the Company, or its subsidiaries. No such employees receive compensation from the Plan.

9. Tax Status

The Plan is not, and is not intended to be, qualified under Section 401 of the Internal Revenue Code. Consequently, an application for a favorable determination has not been filed with the Internal Revenue Service.

Deferred amounts are subject to FICA and Medicare taxes and most local income taxes at the time of the deferral. Deferred amounts (and the earnings thereon) are not subject to federal and most state income taxes until distributed from the Plan. Such distributions and the related taxes are the responsibility of the participants.

10. Right to Terminate

The Company may terminate the Plan at any time and for any reason. Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless the Company elects to accelerate distribution of all Plan accounts.

11. Plan Merger

Effective December 1, 2000, a deferred compensation plan of an acquired wholly-owned subsidiary was merged into the Plan. The transaction was recorded in the plan year ended 2000. The transfer of assets occurred on January 22, 2001, in the amount of $760,941.

12. Subsequent Event

Effective March 1, 2003, the Deferred Compensation Plan was amended to allow for the deferral of restricted stock awards. These deferral elections must be made prior to the restricted stock grant date and are irrevocable.

THE PROGRESSIVE CORPORATION
EXECUTIVE DEFERRED COMPENSATION PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT	PAGE NO.*
23	23	Consent of Meaden & Moore, Independent Accountants, to incorporate by reference their report dated March 20, 2003	23

* Page references appear only in the sequentially paginated Annual Report on Form 11-K as filed in accordance with SEC Rules O-3 (b) and (c) (Reg. §240.0-3 (b) & (c)). No other Annual Reports on Form 11-K are similarly paginated.

W:\LEGAL\Dmc\L030478 (11K-2002)\11K-2002.wpd.doc

EXHIBIT NO. 23

Consent of Meaden & Moore, Independent
Accountants, to incorporate by reference
their report dated March 20, 2003

W:\LEGAL\Dmc\L030478 (11K-2002)\11K-2002.wpd.doc

Meaden&Moore
ACCOUNTING, FINANCIAL & BUSINESS CONSULTING

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement of The Progressive Corporation on Form S-8 (File No. 33-57121) filed on December 29, 1994, of our report dated March 7, 2003, on our audits of the financial statements of The Progressive Corporation Executive Deferred Compensation Plan as of December 31, 2002 and 2001, and for the three years ending December 31, 2002, which report is incorporated by reference in this Annual Report on Form 11-K.

Meaden & Moore, Ltd.

Meaden & Moore, Ltd.

Cleveland, Ohio

March 20, 2003

Meaden & Moore, Ltd.
1100 Superior Avenue Suite 1100 Cleveland, Ohio 44114-2523 216 241-3272 FAX 216 771-4511
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